Filed by Monmouth Community Bancorp
                                Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended



                                Subject Company:  Monmouth Community Bancorp
                                Commission File No.:  0-49925

July 30, 2004

Dear Valued Shareholder,

On June 30, 2004, Monmouth Community Bancorp and Allaire Community Bank announced that the two organizations have entered into an Agreement and Plan of Acquisition to combine, as equals, in a strategic business combination transaction. The agreement provides for Monmouth Community Bancorp to change its name to Central Jersey Bancorp and exchange one share of Central Jersey Bancorp common stock for each outstanding share of Allaire Community Bank common stock. In order to create an ownership structure that would give each company approximate equal ownership of the combined entity, the Board of Directors of Monmouth Community Bancorp authorized a split of its common stock on a six-for-five basis to shareholders of record as of July 15, 2004. A copy of our June 30, 2004 press release announcement, as amended and supplemented on July 20, 2004, with respect to the combination can be viewed on our website at www.mcbna.com. In addition, a supplement to this letter which contains important information which we recommend that you read has been enclosed herewith.

The Board of Directors of Monmouth Community Bancorp is pleased to enclose a stock certificate representing the additional shares that you are entitled to receive pursuant to the stock split. No fractional shares of our common stock will be issued as a result of the stock split. Instead, if your holdings are not divisible by five, under separate cover you will receive a cash payment in lieu of the fractional share you would have otherwise received as a result of the stock split. The amount of the check representing the cash payment will be equal to your fractional share multiplied by the market value of one share of Monmouth Community Bancorp common stock determined as of the record date.

The proposed combination is subject to certain customary conditions including Monmouth Community Bancorp and Allaire Community Bank receiving shareholder and regulatory approvals. Subject to the obtainment of these approvals, the combination is anticipated to close by the end of 2004.

Thank you, once again, for the confidence that you have placed in Monmouth Community Bancorp. Your support has been essential in enabling Monmouth Community Bancorp to realize all of its successes.

Sincerely,

The Board of Directors of Monmouth Community Bancorp



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                                   SUPPLEMENT

In connection with the proposed business combination transaction between Monmouth Community Bancorp and Allaire Community Bank, Monmouth Community Bancorp intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 that will contain a joint proxy statement and prospectus, and Allaire Community Bank intends to file similar materials with the Federal Deposit Insurance Corporation (the "FDIC").

INVESTORS AND SECURITY HOLDERS OF MONMOUTH COMMUNITY BANCORP AND ALLAIRE COMMUNITY BANK ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONMOUTH COMMUNITY BANCORP, ALLAIRE COMMUNITY BANK AND THE COMBINATION.

The joint proxy statement, prospectus and other relevant materials, when they become available, and any other documents filed by Monmouth Community Bancorp with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Monmouth Community Bancorp by directing a written request to: Monmouth Community Bancorp, 627 Second Avenue, P.O. Box 630, Long Branch, New Jersey 07740, Attention: James S. Vaccaro, Chairman and Chief Executive Officer, or free copies of the documents filed by Allaire Community Bank with the FDIC by directing a written request to: Allaire Community Bank, 2200 Highway 35, P.O. Box 440, Sea Girt, New Jersey 08750, Attention: Carl F. Chirico, President and Chief Executive Officer. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the combination.

Monmouth Community Bancorp, Allaire Community Bank and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Monmouth Community Bancorp and the stockholders of Allaire Community Bank in connection with the combination. Information about the executive officers and directors of Monmouth Community Bancorp and their ownership of Monmouth Community Bancorp common stock is set forth in the Form 10-KSB for the year ended December 31, 2003, which has been previously filed by Monmouth Community Bancorp with the SEC, and the proxy statement for Monmouth Community Bancorp's 2004 Annual Meeting of Shareholders, which has also been previously filed with the SEC. Information about the executive officers and directors of Allaire Community Bank and their ownership of Allaire Community Bank common stock is set forth in the Form 10-KSB for the year ended December 31, 2003, which has been previously filed by Allaire Community Bank with the FDIC, and the proxy statement for Allaire Community Bank's 2004 Annual Meeting of Stockholders, which has also been previously filed with the FDIC. Investors and security holders may obtain additional information regarding the direct and indirect interests of Monmouth Community Bancorp, Allaire Community Bank and their respective executive officers and directors in the combination by reading the joint proxy statement and prospectus regarding the combination when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.